Exhibit No. 12.1

PDC ENERGY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017		2016		2015		2014		2013
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(339,432)		$(393,123)		$(106,588)		$177,228		$(32,963)
Fixed charges (see below)	89,434		69,840		55,844		53,512		54,002
Amortization of capitalized interest	3,190		3,463		2,486		1,379		1,096
Interest capitalized	(5,049)		(4,489)		(5,060)		(3,468)		(1,709)
Total adjusted earnings (loss) available for fixed charges	$(251,857)		$(324,309)		$(53,318)		$228,651		$20,426

Fixed Charges:
Interest and debt expense (a)	$78,694		$61,972		$47,571		$47,842		$50,143
Interest capitalized	5,049		4,489		5,060		3,468		1,709
Interest component of rental expense (b)	5,691		3,379		3,213		2,202		2,150
Total fixed charges	$89,434		$69,840		$55,844		$53,512		$54,002

Ratio of Earnings to Fixed Charges	—	(c)	—	(c)	—	(c)	4.3	x	—	(c)

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(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the years ended December 31, 2016, 2015, 2013, and 2012, earnings were insufficient to cover total fixed charges by $341.3 million, $394.1 million, $175.1 million, and $33.6 million, respectively.